Mail Stop 3561

                              March 16, 2006


Mr. Daniel Guez
Chief Executive Officer, President and Secretary
People`s Liberation, Inc.
150 West Jefferson Boulevard
Los Angeles, CA 90007

      Re:	People`s Liberation, Inc.
Amendment One to Registration Statement on Form SB-2
      Filed March 9, 2006
      File No. 333-130930
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed March 7, 2006
		File No. 0-16075

Dear Mr. Guez:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form SB-2

Financial Statements, page F-1

General

1. Since the acquisition of Versatile Entertainment, Inc. and
Bella
Rose LLC is accounted for as recapitalization and is equivalent to the issuance of stock by the operating enterprises for the net assets of the shell corporation, please revise the historical statement of changes in stockholders` equity to:

* reflect the equivalent number of shares of Series A preferred stock of People`s Liberation received by the stockholders of Versatile and members of Bella Rose in the exchange for each period presented, including equivalent shares related to equity transactions during the periods;

* separately present the retroactive conversion of the Series A preferred stock to common stock on a post-split basis; and

* separately present the issuance of common stock to the shareholders of the shell corporation for its net monetary assets.

Please also disclose in Note 1 to the financial statements that the capital structure of the consolidated enterprise, being the capital structure of the legal parent, is different from that appearing in the combined financial statements of the legal subsidiaries in earlier periods due to reverse merger accounting.

Consolidated Statement of Operations, page F-4

2. Please present pro forma tax expense and earnings per share data assuming Versatile was a C Corporation and Bella Rose was consolidated for each of the years presented. Please also disclose your assumptions regarding the pro forma computations in the notes to financial statements.

Note 3 - Earnings Per Share, page F-13

3. Please tell us how you determined the weighted-average number of shares used to compute basic and diluted loss per share for each year presented. A summary of your calculations may be useful to our understanding. Please also tell how your computations of basic and diluted earnings per share comply with FAS 128 given that the conversion of the Series A preferred stock became effective after the latest balance sheet date.
The earnings per share computations appear to represent pro forma information. If so, please revise to present basic and diluted loss per share information in accordance with FAS 128 in addition to the pro forma information and revise the statements of operations as appropriate.

Note 8 - Stockholders` Equity, page F-15

4. It appears that the effective conversion price of the Series A preferred stock is less than the fair market value of your common stock at the date of issuance. Please tell us whether you recognized the beneficial conversion in your financial statements. If so, please tell us how you measured and recorded the beneficial conversion feature and how you are accounting for the discount resulting from the allocation of proceeds to the beneficial conversion feature. If not, please explain to us in detail why a beneficial conversion feature should not be recognized citing the relevant authoritative literature that supports your position. Otherwise, please revise your financial statements accordingly. Refer to EITF 98-5 and EITF 00-27.

5. Please tell us your basis in GAAP for presenting pro forma information assuming the conversion of the Series A preferred stock occurred as of the beginning of the respective accounting periods. Please refer to the comment above regarding earnings per share.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

6. Please amend your filing to address the above comments.

***

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yong Kim at (202) 551-3323 or William
Thompson
at (202) 551-3344 if you have any questions regarding these comments.
Please contact me at (202) 551-3716 with any other questions.


									Sincerely,



									William Choi
									Accounting Branch
Chief


John McIlvery, Esq.
Stubbs Alderton & Markiles
FAX (818) 444-4520


Mr. Daniel Guez
People's Liberation, Inc.
March 16, 2006
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